As filed with the Securities and Exchange Commission on June 2, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REPUBLIC SERVICES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4953 (Primary Standard Industrial Classification Code Number)	65-0716904 (I.R.S. Employer Identification Number)
110 S.E. Sixth Street, 28th Floor
Fort Lauderdale, Florida 33301
(954) 769-2400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
David A. Barclay, Esq.
Senior Vice President and General Counsel
Republic Services, Inc.
110 S.E. Sixth Street, 28th Floor
Fort Lauderdale, Florida 33301
(954) 769-2400
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)
Copy To:
Jonathan L. Awner, Esq.
Akerman Senterfitt
One S.E. Third Avenue, 28th Floor
Miami, Florida 33131
Phone: (305) 374-5600
Fax: (305) 374-5095

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered	Per Note(1)	Price(1)	Registration Fee

6.086% Notes due 2035	$275,674,000	100%	$275,674,000	$32,447

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to exchange these securities and it is not soliciting an offer to exchange these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 2, 2005
PROSPECTUS
Republic Services, Inc.
Exchange Offer for $275,674,000 6.086% Notes due 2035

Exchange Offer
      We will exchange $275,674,000 aggregate principal amount of our outstanding 6.086% Notes due 2035, referred to as the old notes, for new notes with substantially identical terms that have been registered under the Securities Act. All old notes that are validly tendered and not validly withdrawn will be exchanged. We will receive no proceeds from the exchange offer.

Exchange Offer Expiration
      The exchange offer will expire at 5:00 p.m., New York City time, 21 business days after commencement of the offer, or a later date and time to which the expiration of the exchange offer may be extended.

Old Notes
      On March 21, 2005, we issued $275,674,000 aggregate principal amount of 6.086% Notes due 2035. If you tender your old notes in the exchange offer, interest will cease to accrue when your new notes are issued. If you do not tender your old notes in the exchange offer, your old notes will continue to be subject to the same terms and restrictions except that we will not be required to register your old notes under the Securities Act.

New Notes
      The new notes are identical to the old notes except that the new notes will be registered under the Securities Act. The new notes are expected to trade in the Private Offerings, Resales and Trading through Automatic Linkages Market referred to as the PORTAL Market.

•	Maturity: March 15, 2035.

•	Interest: Paid semi-annually on March 15 and September 15 of each year, beginning on September 15, 2005.

•	Redemption by us: All or a portion of the new notes may be redeemed at any time at a make-whole premium described in this prospectus under “Description of the New Notes — Optional Redemption.”

•	Ranking: The new notes will be unsecured obligations and will rank pari passu with all of our existing and future unsecured and unsubordinated indebtedness. The new notes will be effectively subordinated to any indebtedness of our subsidiaries and will be junior to our secured debt.
       Investment in the new notes to be issued in the exchange offer involves risks. See the risk factors section beginning on page 8.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005.

      You should rely on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone does provide you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated by reference in this prospectus speak only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “Commission”). Our business, financial condition, results of operations and prospects may have changed since such dates.
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities. We have agreed that for a period of one year after the expiration of the exchange offer to allow broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus, as amended or supplemented, in connection with any resale. See “Plan of Distribution.”
      In making an investment decision, you must rely on your own examination of us and the terms of the exchange offer, including the merits and risks involved. You should not construe anything in this prospectus as legal, business or tax advice. You should consult your own advisors as needed to make your investment decision and to determine whether you are legally permitted to participate in the exchange offer under applicable laws and regulations.
      This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents themselves for complete information. All such summaries are qualified in their entirety by such reference.
      This prospectus incorporates or refers to important business and financial information about us that is not included or delivered with this prospectus. You may obtain documents that are filed by us with the Commission, and incorporated by reference into this prospectus without charge by requesting the documents, in writing or by telephone, from the Commission or by contacting us at:
Republic Services, Inc.
110 S.E. 6th Street, 28th Floor
Fort Lauderdale, FL 33301
(954) 769-2400
Attention: Corporate Secretary
      To obtain timely delivery, security holders must request the information incorporated by reference no later than five days prior to the expiration date. For additional information, see “Where You Can Find More Information.”
      There are no guaranteed delivery provisions provided for in conjunction with the exchange offer under the terms of this prospectus and the accompanying letter of transmittal. Tendering holders must tender their old notes in accordance with the procedures set forth under “The Exchange Offer — Procedures for Tendering Old Notes.”

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SUMMARY
      The following summary highlights selected information contained elsewhere in this prospectus or incorporated by reference and may not contain all of the information that is important to you. This prospectus includes the basic terms of the new notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Unless the context otherwise requires, references in this prospectus to “Republic Services,” “the Company,” “we,” “our,” “ours” and “us” refer to Republic Services, Inc. and its consolidated subsidiaries.
Republic Services, Inc.
      We are a leading provider of non-hazardous solid waste collection and disposal services in the United States. We provide solid waste collection services for commercial, industrial, municipal and residential customers through 138 collection companies in 21 states. We also own or operate 92 transfer stations and 59 active solid waste landfills.
      As of March 31, 2005, our operations were organized into five regions whose boundaries may change from time to time: Eastern, Central, Southern, Southwestern and Western. Each region is organized into several operating areas and each area contains a group of operating locations. Each of our regions and substantially all our areas provide collection, transfer, recycling and disposal services. We believe that this organizational structure facilitates the integration of our operations within each region, which is a critical component of our operating strategy.
      Our presence in high growth markets throughout the Sunbelt, including California, Florida, Georgia, Nevada, North Carolina, South Carolina and Texas, and in other domestic markets that have experienced higher than average population growth during the past several years, supports our internal growth strategy. We believe that our presence in these markets positions our company to experience growth at rates that are generally higher than the industry’s overall growth rate.
      While we believe that we are well positioned to continue to increase our revenue and operating income in the longer term, any economic slowdown can have a negative impact on certain aspects of our business. However, the aspects of our business that we believe are “recession resilient” may continue to perform well even in a downturn. These include our residential and commercial collection operations which are flat-rate businesses and are not subject to the volatility we experience in our industrial collection and disposal businesses. We continue to focus on enhancing stockholder value by implementing our financial, operating and growth strategies as described in the various filings we have incorporated by reference herein.
      For the year ended December 31, 2004, our net income was $237.9 million, or $1.53 per diluted share, compared to $215.4 million, or $1.33 per diluted share, of income before the cumulative effect of changes in accounting principles recorded in 2003. Our annual revenue for 2004 was $2,708.1 million compared to $2,517.8 million during 2003. Operating income for the year ended December 31, 2004 was $452.3 million compared to operating income of $412.7 million for 2003.
      For the three months ended March 31, 2005, our net income was $65.5 million, or $.43 per diluted share, compared to $56.9 million, or $.36 per diluted share, for the same period in 2004. Our revenue for the three months ended March 31, 2005 was $677.2 million compared to $637.3 million for the three months ended March 31, 2004. Operating income for those three months was $119.5 million in 2005 compared with $110.0 million in 2004.
* * * *
      We were incorporated as a Delaware corporation in 1996. Our principal executive offices are located at 110 S.E. 6th Street, 28th Floor, Fort Lauderdale, Florida 33301, and our main telephone number is (954) 769-2400.

The Exchange Offer
      On March 21, 2005, we issued the old notes in exchange for our 7 1/8% Notes due 2009. We entered into a registration rights agreement in which we agreed to deliver to you this prospectus and to use our commercially reasonable efforts to cause this registration statement to become effective under the Securities Act.

Securities Offered	$275,674,000 in aggregate principal amount of 6.086% Notes due 2035. The terms of the new notes and the old notes are identical except for the transfer restrictions and registration rights.

The Exchange Offer	We are offering to exchange $1,000 principal amount of new notes for each $1,000 principal amount of old notes. Old notes may only be exchanged in $1,000 principal amount increments. There is $275,674,000 in aggregate principal amount of old notes outstanding.

Conditions to the Exchange Offer	The exchange offer is subject to conditions that we may waive. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See “The Exchange Offer — Conditions.”

Procedures For Tendering Old Notes	If you wish to participate in the exchange offer and your old notes are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee through The Depository Trust Company (“DTC”), you may do so through the automated tender offer program of DTC. By participating in the exchange offer, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

If your old notes are registered in your name, you must deliver the certificates representing your old notes, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to the exchange agent, not later than the time the exchange offer expires. See “The Exchange Offer — Procedures for Tendering Old Notes” for a more complete description of the tender provisions.

Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, 21 business days after the commencement of the offer, or a later date and time to which it may be extended. We will accept for exchange any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The tender of old notes may be withdrawn at any time prior to the expiration date. Any old note not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. The new notes issued in the exchange offer will be delivered promptly following the expiration date.

Guaranteed Delivery Procedures	There are no guaranteed delivery provisions provided for in conjunction with the exchange offer under the terms of this prospectus and the accompanying letter of transmittal.

Tax Considerations	For U.S. federal income tax purposes, the exchange of old notes for new notes should not be considered a sale or exchange or otherwise a taxable event to the holders of notes. For a summary of certain U.S. federal income tax consequences of the exchange of old notes for new notes pursuant to the exchange offer, see “Certain U.S. Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Appraisal Rights	Holders of old notes will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer. See “The Exchange Offer — Exchange Agent” for the address and telephone number of the exchange agent.

Resales of New Notes	Based on an interpretation by the Commission set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer in exchange for old notes without restrictions under the federal securities laws. However, there are exceptions to this general statement.

You may not freely transfer the new notes if:

• you are an affiliate of ours;

• you did not acquire the new notes in the ordinary course of your business;

• you intend to participate in the exchange offer for the purpose of distributing new notes; or

• you are a broker-dealer who acquired the old notes directly from us.

Any holder subject to any of the exceptions above will not be able to rely on the interpretations of the Commission staff set forth in the above-mentioned interpretive letters; will not be permitted or entitled to tender old notes in the exchange offer; and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes unless the sale is made pursuant to an exception from those requirements.

In addition, each participating broker-dealer that receives new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market making activities or other trading activities and not directly from us, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the new notes.

Consequences of Failure to Exchange	Old notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, remain outstanding and will continue to be subject to their existing terms. See “Risk Factors — Consequences of Failure to Exchange.” Following the completion of the exchange offer, we will have no obligation to exchange old notes for new notes. The trading market for outstanding old notes not exchanged in the exchange offer may be more limited than it is at present. Therefore, if your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged old notes.

Fees and Expenses	We will bear all expenses related to the exchange offer.

No Prior Market	The new notes will be new securities for which there is currently no market. We cannot assure you as to the development or liquidity of any market for the notes.
Summary Description of the New Notes
      The terms of the new notes and the old notes are identical in all respects, except that the terms of the new notes do not include the transfer restrictions and registration rights relating to the old notes. For a more complete description of the new notes, see “Description of the New Notes.”

Issuer	Republic Services, Inc.

Notes Offered	$275,674,000 in aggregate principal amount of 6.086% Notes due 2035.

Maturity Date	March 15, 2035.

Interest Payment Dates	March 15 and September 15 of each year, beginning on September 15, 2005.

Interest	The new notes will bear interest from the later of March 21, 2005 or the most recent date to which interest has been paid on the old notes. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following completion of the exchange offer will receive interest accruing from the later of March 21, 2005 or the most recent date on which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on the old notes otherwise payable on any interest payment date that occurs on or after completion of the exchange offer.

Ranking	The new notes will be unsecured obligations of Republic Services, Inc. and will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of Republic Services, Inc. The new notes will be effectively subordinated to any indebtedness of our subsidiaries and will be junior to our secured debt.

Optional Redemption	All or a portion of the new notes may be redeemed at a make-whole premium described in this prospectus under “Description of the New Notes — Optional Redemption.”

Covenants	The indenture governing the new notes provides for certain limitations on our ability and the ability to certain of our subsidiaries to (a) create liens on the capital stock or indebtedness of principal subsidiaries and (b) enter into sale and leaseback transactions.

Consolidation, Mergers and Sales of Assets	Republic Services, Inc. may not consolidate, merge or sell substantially all its assets as an entirety, unless, among other requirements: (a) the successor corporation assumes Republic Services, Inc.’s obligations on the new notes and (b) no Event of Default (as defined in the indenture governing the new notes) has occurred and is continuing.

Events of Default — Cross Default	Failure to pay when due any obligation of Republic Services, Inc. or any of its principal subsidiaries in an aggregate principal amount of at least $25 million that continues for 25 days after notice to Republic Services, Inc by the trustee or holders of at least 25% in principal amount of the notes of each affected series then outstanding (voting as one class) constitutes a default under the indenture governing the new notes.

Discharge	The indenture governing the new notes is subject to defeasance and discharge under certain circumstances.

Summary Historical Financial Data
(in millions, except per share data)
      The following summary historical financial data for each of the five years in the period ended December 31, 2004 were derived from our audited consolidated financial statements. The following summary historical financial data as of March 31, 2005 and 2004 and for the three-month periods ended March 31, 2005 and 2004 were derived from our unaudited condensed consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows at the dates and for such periods. The results of operations for the three months ended March 31, 2005 and 2004 should not be regarded as indicative of results for the full year.
      This table should be read together with our consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference in this prospectus. You should see Notes 1, 4 and 7 of the notes to our consolidated financial statements contained in our Annual Report on Form  10-K for the year ended December 31, 2004, incorporated by reference in this prospectus, for a discussion of basis of presentation, business combinations and stockholders’ equity and their effect on comparability of year-to-year data. Certain amounts in the historical consolidated financial statements have been reclassified to conform to the 2004 presentation.

						Three Months Ended
	Years Ended December 31,					March 31,

	2004	2003	2002	2001	2000	2005	2004

Statement of Income Data:
Revenue	$2,708.1	$2,517.8	$2,365.1	$2,257.5	$2,103.3	$677.2	$637.3
Expenses:
Cost of operations	1,714.4	1,605.4	1,472.9	1,422.5	1,271.3	418.7	403.5
Depreciation, amortization and depletion	259.4	239.1	199.6	215.4	197.4	61.1	58.0
Accretion	13.7	12.7	—	—	—	3.5	3.3
Selling, general and administrative	268.3	247.9	238.7	236.5	193.9	74.4	62.5
Other charges (income)	—	—	(5.6)	99.6	6.7	—	—

Operating income	452.3	412.7	459.5	283.5	434.0	119.5	110.0
Interest expense	(76.7)	(78.0)	(77.0)	(80.1)	(81.6)	(19.9)	(20.7)
Interest income	6.9	9.5	4.3	4.4	1.7	2.5	2.0
Other income (expense), net	1.2	3.2	(.3)	1.5	2.3	3.5	.5

Income before income taxes	383.7	347.4	386.5	209.3	356.4	105.6	91.8
Provision for income taxes	145.8	132.0	146.9	83.8	135.4	40.1	34.9

Income before cumulative effect of changes in accounting principles	237.9	215.4	239.6	125.5	221.0	65.5	56.9
Cumulative effect of changes in accounting principles	—	(37.8)	—	—	—	—	—

Net income	$237.9	$177.6	$239.6	$125.5	$221.0	$65.5	$56.9

						Three Months Ended
	Years Ended December 31,					March 31,

	2004	2003	2002	2001	2000	2005	2004

Basic earnings per share:
Before cumulative effect of changes in accounting principles	$1.56	$1.34	$1.45	$.74	$1.26	$.44	$.36
Cumulative effect of changes in accounting principles	—	(.23)	—	—	—	—	—

Basic earnings per share	$1.56	$1.11	$1.45	$.74	$1.26	$.44	$.36

Weighted average common shares outstanding	152.8	160.3	165.4	170.1	175.0	148.2	156.0

Diluted earnings per share:
Before cumulative effect of changes in accounting principles	$1.53	$1.33	$1.44	$.73	$1.26	$.43	$.36
Cumulative effect of changes in accounting principles	—	(.23)	—	—	—	—	—

Diluted earnings per share	$1.53	$1.10	$1.44	$.73	$1.26	$.43	$.36

Weighted average common and common equivalent shares outstanding	155.3	162.1	166.7	171.1	175.0	151.0	158.4

Cash dividends per common share	$.36	$.12	$—	$—	$—	$.12	$.06

						Three Months Ended
	Years Ended December 31,					March 31,

	2004	2003	2002	2001	2000	2005	2004

Other Operating Data:
Cash flows from operating activities	$666.3	$600.5	$569.7	$459.2	$461.8	$167.6	$190.3
Capital expenditures(a)	283.8	273.2	258.6	249.3	208.0	50.2	38.8
Proceeds from the sale of property and equipment	5.7	9.1	14.6	8.7	12.6	.5	1.7

	As of December 31,					As of March 31,

	2004	2003	2002	2001	2000	2005	2004

Balance Sheet Data:
Cash and cash equivalents	$141.5	$119.2	$141.5	$16.1	$2.0	$71.8	$174.2
Restricted cash and marketable securities	275.7	397.4	175.0	142.3	84.3	263.0	402.7
Total assets	4,464.6	4,554.1	4,209.1	3,856.3	3,561.5	4,381.0	4,545.3
Total debt	1,354.3	1,520.3	1,442.1	1,367.7	1,256.7	1,371.4	1,522.3
Total stockholders’ equity	1,872.5	1,904.5	1,881.1	1,755.9	1,674.9	1,745.8	1,874.3

(a)	During 2002, we also paid $72.6 million to purchase equipment originally placed into service pursuant to an operating lease.

RISK FACTORS
      You should consider carefully the following risks and all of the information set forth in this prospectus or incorporated by reference herein, including the risk factors related to our business identified in our Form 10-K and other Commission filings, before tendering your notes for exchange in the exchange offer.
Risks Related to the New Notes

An active trading market for the new notes may not develop.
      There is no existing trading market for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or for quotation through any automated dealer quotation system. Although Merrill Lynch & Co., Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Allen & Company LLC, the dealer managers in the exchange offer pursuant to which the old notes were issued, may make a market in the new notes after the completion of the exchange offer, they are not obligated to do so and may discontinue any such market making activities at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or adequate trading markets for, the new notes.

The new notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations.
      The new notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations. Our $750.0 million revolving credit facility is unsecured. As of March 31, 2005, we had $55.3 million of other notes, some of which are secured by real property, equipment and other assets. However, the indenture governing the new notes generally will allow us to incur liens in an amount up to 20% of the amount of our tangible assets. As of March 31, 2005, we had approximately $2.0 billion in property and equipment, net.

Because we are a holding company, your rights under the new notes will be effectively subordinated to the liabilities of our subsidiaries.
      As we are a holding company, our cash flow and ability to service debt, including the new notes, depend upon the distribution of earnings, loans or other payments made by our subsidiaries to us. Our subsidiaries are separate legal entities and have no obligation with respect to the old notes or the new notes. In addition, payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. The old notes are and the new notes will be effectively subordinated to all of the existing and future obligations of our subsidiaries. As of March 31, 2005, our subsidiaries had approximately $117.5 million of indebtedness and significant other operating liabilities.
Consequences of Failure to Exchange

The trading market for unexchanged old notes could be limited.
      The trading market for unexchanged old notes could become significantly more limited after the exchange offer due to the reduction in the amount of old notes outstanding upon consummation of the exchange offer. Therefore, if your old notes are not exchanged for new notes in the exchange offer, because you do not participate in the exchange offer, it may become more difficult for you to sell or otherwise transfer your old notes. This reduction in liquidity may in turn reduce the market price, and increase the price volatility, of the old notes. There is a risk that an active trading market in the unexchanged old notes will not exist, develop or be maintained and we cannot give you any assurances regarding the prices at which the unexchanged old notes may trade in the future.
      As a result of making the exchange offer, we have fulfilled our obligations under the registration rights agreement relating to the old notes. Holders who do not tender their old notes generally will not have any further registration rights.

      Any old notes that are not exchanged for new notes will remain restricted securities. Accordingly, the old notes may be resold only:

•	to us or one of our subsidiaries;

•	to a qualified institutional buyer;

•	to an institutional accredited investor;

•	to a party outside the United States under Regulation S under the Securities Act;

•	under an exemption from registration provided by Rule 144 under the Securities Act; or

•	under an effective registration statement.
FORWARD-LOOKING STATEMENTS
      We make forward-looking statements in this prospectus, including the section entitled “Summary,” and in the documents incorporated by reference herein. These statements may be accompanied by words such as “believe,” “estimate,” “project,” “expect,” “anticipate” or “predict,” that convey the uncertainty of future events or outcomes. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied in or by such forward-looking statements. In addition to the factors described in this prospectus under “Risk Factors,” important factors that could cause our actual results to differ materially from those in forward-looking statements include, among others:

•	whether our estimates and assumptions concerning our selected balance sheet accounts, final capping, closure, post-closure and remediation costs, available airspace, and projected costs and expenses related to our landfills and property and equipment, and labor, fuel rates and economic and inflationary trends, turn out to be correct or appropriate;

•	the impact of competition and demand for services in the solid waste industry;

•	our ability to manage growth;

•	our compliance with, and future changes in, environmental regulations;

•	our ability to obtain approvals in connection with expansions at our landfills;

•	our ability to obtain financing on acceptable terms to finance our operations and growth strategy and for our company to operate within the limitations imposed by financing arrangements;

•	our ability to repurchase common stock at prices that are accretive to earnings per share;

•	our dependence on key personnel;

•	the impact of general economic and market conditions including, but not limited to, inflation and changes in commodity pricing, fuel, labor, risk and health insurance, and other variable costs that are generally not within our control;

•	our dependence on large, long-term collection, transfer and disposal contracts;

•	our dependence on acquisitions for growth;

•	our expectations regarding the risks associated with undisclosed liabilities of acquired businesses;

•	our expectations regarding the risks associated with pending legal proceedings; and

•	other factors contained in our filings with the Commission.

USE OF PROCEEDS
      We will not receive any cash proceeds from the issuance of the new notes in exchange for the old notes. Any old notes that are properly tendered and exchanged pursuant to this exchange offer will be retired and cancelled. Accordingly, issuance of the new notes will not result in any increase in our indebtedness.
CAPITALIZATION
      The following information sets forth our consolidated capitalization as of March 31, 2005. You should read this along with the historical financial statements and accompanying notes that we included in our Annual Report on Form  10-K for the year ended December 31, 2004 and in our quarterly report on Form  10-Q for the period ended March 31, 2005, which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

March 31, 2005

(Dollars in millions)
Long-term debt, including current maturities	$1,371.4
Total stockholders’ equity	1,745.8

Total capitalization	$3,117.2

Total debt to total capitalization	44.0%

RATIO OF EARNINGS TO FIXED CHARGES
      Our ratio of earnings to fixed charges for each of the years ended December 31, 2000 through 2004 and for the three months ended March 31, 2005 appears below. We compute the ratio of earnings to fixed charges by dividing the sum of income before income taxes, interest expense and a portion of rent expense representative of the interest component, by the sum of interest expense, capitalized interest and the portion of rent expense representative of the interest component.

		Years Ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	6.1	5.7	5.1	5.5	3.2	4.8
THE EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      On March 21, 2005 we issued $275,674,000 aggregate principal amount of old notes in exchange for an equal aggregate principal amount of our 7 1/8% Notes due May 15, 2009. In connection with the issuance of the old notes we entered into a registration rights agreement, dated as of March 21, 2005. Under that agreement, we must, among other things, file with the Commission a registration statement under the Securities Act covering the exchange offer and use our commercially reasonable efforts to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, we must offer each holder of the old notes the opportunity to exchange its old notes for an equal principal amount of new notes. You are a holder with respect to the exchange offer if you are a person in whose name any old notes are registered on our books or any other person who has obtained a properly completed assignment of old notes from the registered holder.
      We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

      In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the new notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes;

•	you are not a broker-dealer tendering old notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the Commission from participating in the exchange offer.
      The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. For additional information, see “Plan of Distribution.”
Terms of the Exchange Offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires.
      As of the date of this prospectus, $275,674,000 aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the old notes on this date. There will be no fixed date for determining registered holders of the old notes entitled to participate in the exchange offer; however, holders of the old notes must tender their certificates therefor or cause their old notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.
      The form and terms of the new notes will be the same as the form and terms of the old notes except that the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the registration rights agreement accorded to holders of old notes, including the right to receive additional interest on the old notes, to the extent and in the circumstances specified in the registration rights agreement, will terminate.
      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Old notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any old notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. For additional information, see “— Consequences of Failure to Exchange Old Notes.”
      We will be deemed to have accepted validly tendered old notes when, as and if we will have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the old notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted old notes will be promptly returned, or, in the case of old notes tendered by book-entry transfer, those unaccepted old notes will be credited to an account maintained with The Depository Trust Company (“DTC”) without expense to the tendering holder of those old notes promptly after the expiration date of the exchange offer. For additional information, see “— Procedures for Tendering Old Notes.”
Expiration Date; Extensions; Amendments
      The expiration date is 5:00 p.m., New York City time, 21 business days after commencement of the exchange offer, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of the exchange offer or, upon the occurrence of particular events, terminate the exchange offer. The events that would cause us to terminate the exchange offer are set forth under “— Conditions.”
      To extend the exchange offer, we must notify the exchange agent by oral or written notice before 5:00 p.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.
      We reserve the right:

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” are not satisfied by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the registration rights agreement.
      Any delay in acceptances, extension, termination or amendment will be followed as promptly as practicable by notice of the delay to the registered holders of the old notes. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure of the registered holders of the old notes, if the exchange offer would otherwise expire during that extension period.
      Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.
      When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered and will issue the new notes promptly after the expiration date of the exchange offer. For additional information, see “— Conditions” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we will have given oral or written notice of our acceptance to the exchange agent.
      In all cases, issuance of the new notes for old notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those old notes or a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of old notes or in the satisfaction of conditions of the exchange offer by holders of the old notes. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered old notes, or if old notes are submitted by a greater principal amount of old notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged old notes, as appropriate, will be returned promptly after the expiration or termination of the exchange offer, or, in the case of the old notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchanged old notes, as appropriate, will be credited to an account maintained with DTC, without expense to the tendering holder.
Conditions
      Without regard to other terms of the exchange offer, we will not be required to exchange any new notes for any old notes and may terminate the exchange offer before the acceptance of any old notes for exchange and before the expiration of the exchange offer, if:

•	the exchange offer, or the making of any exchange by a holder of old notes, violates applicable law or any applicable interpretation of the Staff of the Commission; or

•	an action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.
      If we determine that any of the conditions are not satisfied, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders, or, in the case of old notes tendered by book-entry transfer, credit those old notes to an account maintained with DTC;

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the old notes to withdraw their old notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the old notes, if the exchange offer would otherwise expire during this period.
      These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any conditions or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time.
Settlement Date
      We will deliver the new notes on the settlement date, which will be the third business day following the expiration date or as soon as practicable thereafter. We will not be obligated to deliver new notes unless the exchange offer is consummated.
Procedures for Tendering Old Notes
      The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of such letter of transmittal, to Global Bondholder Services Corporation, as exchange agent, at the address set forth below under “— Exchange Agent” on or prior to the expiration date. In addition, either:

•	a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such old notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer, as described below under “— Book-Entry Transfers,” must be received by the exchange agent, on or prior to the expiration date, with the letter of transmittal or an agent’s message in lieu of such letter of transmittal, or

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal.

      The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.
      The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by regular U.S. mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an Eligible Institution (as defined below).
      In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an “Eligible Institution”). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.
      We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.
      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.
      If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.
Absence of Dissenters’ Rights
      Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.
Acceptance of Old Notes for Exchange; Delivery of New Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all of the old notes validly tendered and not withdrawn and will issue the new notes promptly after acceptance of the old notes. See “— Conditions.” For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.
      In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof; and

•	all other required documents.
      Holders may submit all or part of their old notes currently held.
Book-Entry Transfers
      For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” on or prior to the expiration date.
Withdrawal Rights
      Any old notes that are tendered may be withdrawn at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under “— Exchange Agent.” This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn (including the principal amount of such old notes); and

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.
      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.
      We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.
Exchange Agent
      The Bank of New York has been appointed as the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the address set forth below:

By mail or by hand:	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street – 7 East New York, New York 10286
By facsimile:	(212) 298-1915
Confirm facsimile by telephone:	(212) 815-5920
      Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.
      Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent. Holders of old notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.
Other Fees and Expenses
      We will not make any payment to brokers, dealers or others for soliciting acceptances of the exchange offer.
      Tendering holders of old notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.
Transfer Taxes
      You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

Accounting Treatment
      The new notes will be recorded at the same carrying value as the old notes. This is the aggregate principal amount of the old notes, as reflected in our accounting records on the date of exchange.
Consequences of Failing to Exchange Old Notes
      The trading market for outstanding notes not exchanged in the exchange offer may be more limited than it is at present. Therefore, if your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged old notes. See “Risk Factors — Consequences of Failure to Exchange.”
DESCRIPTION OF THE NEW NOTES
General
      The old notes were, and the new notes will be, issued under the second supplemental indenture dated as of March 21, 2005 to the Indenture dated August 15, 2001 between Republic Services, Inc. and The Bank of New York as Trustee (as supplemented from time to time, the “Indenture”).
      The following summary of certain provisions of the new notes and the Indenture is not complete and is subject to the detailed provisions of the Indenture. Whenever particular provisions or defined terms in the Indenture are referred to in this prospectus, such provisions or defined terms are incorporated by reference in this prospectus. Section references used in this prospectus are references to the Indenture. References, in this Section only, to “Republic Services, Inc.” refer to Republic Services, Inc. exclusive of its subsidiaries. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the new notes. Copies of the Indenture are available upon request to us at the address indicated under “Incorporation of Documents by Reference.”
Terms
      The new notes issued under the Indenture will:

•	initially be limited to $275,674,000 aggregate principal amount; and

•	mature on March 15, 2035.
      The new notes will be unsecured obligations of Republic Services, Inc. and will rank pari passu with all of our other unsecured and unsubordinated indebtedness. The new notes will be effectively subordinated to any indebtedness of our subsidiaries, and will be junior to our secured debt to the extent of the collateral securing such debt.
      The new notes will bear interest from March 21, 2005, payable semi-annually on each March 15 and September 15 to the persons in whose name they are registered at the close of business on March 1 or September 1 preceding the interest payment date.
      The first interest payment on the new notes will be made on September 15, 2005.
      The new notes may be redeemed before their maturity as described below, but are not entitled to the benefit of any sinking fund. They will be issued in book-entry form only. See “Book-Entry; Delivery and Form.” At March 31, 2005, Republic Services, Inc. had approximately $1,371.4 million of senior indebtedness outstanding (substantially all of which was unsecured).

Optional Redemption
      The new notes will be redeemable, as a whole or in part, at our option, at any time or from time to time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the new notes to be redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the new notes to be redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 25 basis points. In the case of each of clause (1) and (2), accrued interest will be payable to the redemption date.
      Holders of new notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the new notes are to be redeemed, the Trustee will select, not more than 60 nor less than 30 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding new notes not previously called by such method as the Trustee deems fair and appropriate.
      On and after the redemption date, interest will cease to accrue on the new notes or any portion of the new notes called for redemption unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the new notes to be redeemed on such date.
Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Attributable Debt” means, when used in connection with a sale and leaseback transaction, at any date of determination, the product of (1) the net proceeds from such sale and leaseback transaction multiplied by (2) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.
      “Capital Stock” means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (including partnership interests) in (however designated) the equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.
      “Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such new notes.
      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
      “Consolidated Net Tangible Assets” means, as of any date, the total amount of assets of Republic Services, Inc. and its Restricted Subsidiaries on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed or which is supported by other borrowings with a maturity of more than 12 months from the date of calculation), (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (3) appropriate adjustments on account of minority interests of other Persons holding stock of Republic Services, Inc.’s Subsidiaries, all as set forth on the most recent balance sheet of Republic Services, Inc. and its consolidated Subsidiaries (but, in any event, as of a date within 120 days of the date of determination) in each case excluding intercompany items and computed in accordance with generally accepted accounting principles as in effect from time to time.
      “Exempted Debt” means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined: (1) Indebtedness of Republic Services, Inc. and the Restricted Subsidiaries Incurred after the date of the Indenture and secured by Liens created, assumed or otherwise Incurred or permitted to exist pursuant to the covenant described under “Certain Covenants — Restrictions on Liens” and (2) Attributable Debt of Republic Services, Inc. and the Restricted Subsidiaries in respect of all sale and leaseback transactions with regard to any Principal Property entered into pursuant to the Indenture covenant described under “Certain Covenants — Limitation on Sale and Leaseback Transactions.”
      “Funded Debt” means all Indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.
      “Incur” means issue, assume, guarantee, incur or otherwise become liable for. The terms “Incurred,” “Incurrence” and “Incurring” shall each have a correlative meaning.
      “Indebtedness” means with respect to any Person at any date of determination (without duplication), indebtedness for borrowed money or indebtedness evidenced by bonds, notes, debentures or other similar instruments given to finance the acquisition of any businesses, properties or assets of any kind (including, without limitation, Capital Stock or other equity interests in any Person).
      “Independent Investment Banker” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. or Allen & Company LLC, and their respective successors, or, if such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with Republic Services, Inc.
      “Lien” with respect to any property or assets, means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but not including the interest of a lessor under a lease that is an operating lease under generally accepted accounting principles.

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trusts, unincorporated organization or government or any agency or political subdivision thereof.
      “Principal Property” means any land, land improvements or building, together with the land upon which it is erected and fixtures comprising a part thereof, in each case, owned or leased by Republic Services, Inc. or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 2% of Consolidated Net Tangible Assets but not including such land, land improvements, buildings or portions thereof which is financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by board resolution of Republic Services, Inc. not to be of material importance to the respective businesses conducted by Republic Services, Inc. or such Restricted Subsidiary effective as of the date such resolution is adopted.
      “Reference Treasury Dealer” means (1) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. or Allen & Company LLC, and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with Republic Services, Inc.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.
      “Restricted Subsidiary” means any Subsidiary which, at the time of determination, owns or is a lessee pursuant to a capital lease of any Principal Property.
      “Subsidiary” of a Person means, with respect to any Person, any corporation, association, partnership or other business entity of which at least a majority the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.
      “Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Certain Covenants
      The following restrictions apply to each series of notes under the Indenture.

Restrictions on liens.
      We will not, and will not permit any Restricted Subsidiary to, Incur any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property of Republic Services, Inc. or a Restricted Subsidiary, whether such shares of stock, Indebtedness or other obligations of a Subsidiary or Principal Property is owned at the date of the Indenture or thereafter acquired, without in any such case effectively providing that all the notes will be directly secured equally and ratably with such Lien. These restrictions do not apply to:

(1) the Incurrence of any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by Republic Services, Inc. or a Restricted Subsidiary contemporaneously with such acquisition, or within 120 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption thereof, provided that every such Lien referred to in this clause (1) shall attach only to the shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon;

(2) any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property existing at the date of the Indenture;

(3) any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property in favor of Republic Services, Inc. or any Restricted Subsidiary;

(4) any Lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(5) any Lien on shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property Incurred in connection with the issuance of tax exempt government obligations; and

(6) any renewal of or substitution for any Lien permitted by any of the preceding clauses (1) through (5), provided, in the case of a Lien permitted under clause (1), (2) or (4), the debt secured is not increased nor the Lien extended to any additional assets.
      Notwithstanding the foregoing, Republic Services, Inc. or any Restricted Subsidiary may create or assume Liens in addition to those permitted by clauses (1) through (6), and renew, extend or replace such Liens, provided that at the time of such creation, assumption, renewal, extension or replacement of such Lien, and after giving effect thereto, together with any sale and leaseback transactions in addition to those permitted under the covenant entitled “Limitation on Sale and Leaseback Transactions,” Exempted Debt (including the Indebtedness to be secured by Liens created or assumed under this paragraph) does not exceed 20% of Consolidated Net Tangible Assets. (Section 1005)
      For the purposes of this “Restrictions on Liens” covenant and the “Limitation on Sale and Leaseback Transactions” covenant, the giving of a guarantee which is secured by a Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property, and the creation of a Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property to secure Indebtedness that existed prior to the creation of such Lien, shall be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Lien.

Limitation on sale and leaseback transactions.
      The Indenture provides that Republic Services, Inc. will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to Republic Services, Inc. or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of two years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that, notwithstanding the foregoing, Republic Services, Inc. or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period:

(1) if Republic Services, Inc. or such Restricted Subsidiary would be entitled, pursuant to the provisions of the Indenture described above under “Certain Covenants — Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the outstanding notes; or

(2) if Republic Services, Inc. promptly informs the Trustee of such transaction, the net proceeds of such transaction are at least equal to the fair value (as determined by board resolution of Republic Services, Inc.) of such property, and Republic Services, Inc. causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 180 days after receipt of such proceeds, of Funded Debt Incurred or assumed by Republic Services, Inc. or a Restricted Subsidiary (including the notes); provided further that, in lieu of applying all or any part of such net proceeds to such retirement, Republic Services, Inc. may, within 75 days after such sale or transfer, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of Republic Services, Inc. (which may include the new notes offered in this prospectus) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures. If Republic Services, Inc. so delivers debentures or notes to the applicable trustee with an Officers’ Certificate, the amount of cash that Republic Services, Inc. will be required to apply to the retirement of Funded Debt will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or if there are no such redemption prices, the principal amount of such debentures or notes, provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued; or

(3) if Republic Services, Inc., within 180 days after the sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or fair market value of the Principal Property so sold and leased back at the time of entering into such sale and leaseback transaction (in either case as determined by board resolution of Republic Services, Inc.) to purchase other Principal Property having a fair market value at least equal to the fair market value of the Principal Property (or portion thereof) sold or transferred in such sale and leaseback transaction.
      Notwithstanding the foregoing, Republic Services, Inc. or any Restricted Subsidiary may enter into sale and leaseback transactions in addition to those permitted in this paragraph and without any obligation to retire any outstanding notes or other Funded Debt, provided that at the time of entering into such sale and leaseback transactions and after giving effect thereto, together with any Liens in addition to those permitted under the covenant entitled “Restrictions on Liens,” Exempted Debt does not exceed 20% of Consolidated Net Tangible Assets. (Section 1006)

Consolidation, Merger or Sale of Substantially All Assets
      We may consolidate or merge with, or sell all or substantially all of our assets to, another corporation as long as we are not in default under the Indenture and the consolidation, merger or sale does not create a default under the Indenture. The remaining or acquiring corporation must be a corporation duly organized and validly existing under the laws of the United States of America and any state thereof or the District of Columbia, and must assume all of our obligations under the Indenture, including the payment of all amounts due on the notes and performance of the covenants. Under these circumstances, if our properties or assets become subject to a Lien not permitted by the Indenture, we will equally and ratably secure the notes. (Section 801)
Filing of Financial Statements
      The Indenture requires us to file quarterly and annual financial statements with the Commission. (Section 1007)
Events of Default
      An event of default under the Indenture with respect to a series of notes includes the following:

•	failure to pay interest on the notes of such series for 30 days;

•	failure to pay principal on the notes of such series when due;

•	failure to perform any of the other covenants or agreements in the Indenture relating to the notes of such series that continues for 60 days after notice to us by the Trustee or holders of at least 25% in principal amount of the notes of each affected series then outstanding (voting as one class);

•	failure to pay when due any obligation of ours or any principal subsidiary having an aggregate principal amount outstanding of at least $25 million that continues for 25 days after notice to us by the Trustee or holders of at least 25% in principal amount of the notes of each affected series then outstanding (voting as one class); or

•	certain events of bankruptcy, insolvency or reorganization relating to us or any Subsidiary. (Section 501)
      The Indenture provides that the Trustee will, with certain exceptions, notify the holders of the notes of any default known to it within 90 days after the occurrence of such event. (Section 602)
      If an event of default (other than with respect to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing for the notes of a series, the Trustee or the holders of not less than 25% in principal amount of the notes of each affected series then outstanding (voting as one class) may declare the principal amount to be due and payable. In such a case, subject to certain conditions, the holders of a majority in principal amount of the notes of each affected series then outstanding (voting as one class) can rescind and annul such declaration and its consequences. (Section 502)
      In the event of a declaration of acceleration because an event of default related to the failure to pay when due any obligation which has an aggregate principal amount of at least $25 million has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the default triggering such event of default shall be remedied or cured by Republic Services, Inc. or the relevant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. (Section 502)
      We are required to file an annual officers’ certificate with the Trustee concerning our compliance with the Indenture. (Section 705) Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is not obligated to exercise any of its rights or powers at the request or direction of any of the holders unless they have offered the Trustee security or indemnity. (Section 603) If the holders provide security or indemnity satisfactory to the Trustee, the holders of a majority in principal amount of the outstanding notes of the applicable series during an event of default may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any of the Trustee’s trusts or powers with respect to the notes of such series. (Section 512)
Modification and Amendment of the Indenture
      We may enter into supplemental indentures with the Trustee without the consent of the holders of the notes to, among other things:

•	evidence the assumption by a successor corporation of our obligations;

•	appoint additional, separate or successor trustees to act under the Indenture;

•	add covenants for the protection of the holders of one or more series of the notes or to surrender any right or power of the Company under the Indenture;

•	cure any ambiguity or correct any inconsistency in the Indenture;

•	add guarantees or security; and

•	make any change that does not adversely affect the rights of holders of the notes of such series. (Section 901)
      With the consent of the holders of a majority in principal amount of the notes of all series then outstanding and affected (voting as one class) we may execute supplemental indentures with the Trustee to add provisions or change or eliminate any provision of the Indenture or any supplemental indenture or to modify the rights of the holders of the notes of each series so affected.
      Without the consent of the holders of each outstanding note affected, no such supplemental indenture will, with respect to the notes:

•	change their stated maturity;

•	reduce their principal amount or their interest rate or the amount of any payment of interest, or extend the time for payment of interest;

•	reduce the principal amount payable upon their acceleration;

•	change the place or currency in which they are payable;

•	impair the right to institute suit for their enforcement;

•	reduce the premium payable upon redemption or change the time at which the new notes may or shall be redeemed;

•	reduce the percentage in principal amount of notes, the consent of the holders of which is required for any such supplemental indenture;

•	reduce the percentage in principal amount of notes required for waiver of compliance with certain provisions of the Indenture or certain defaults;

•	amend or modify any provisions in any way which subordinates the new notes in right of payment to any other indebtedness of Republic Services, Inc.; or

•	modify provisions with respect to modification and waiver. (Section 902)
Discharge of Indenture
      At our option, we (1) will be discharged from all obligations under the Indenture in respect of the notes of a particular series (except for certain obligations to exchange or register the transfer of the notes of such series, replace stolen, lost or mutilated notes of such series, maintain paying agencies and hold monies for payment in trust) or (2) need not comply with certain restrictive covenants of the Indenture (including the restrictions on Liens) with respect to the notes of such series, in each case if we deposit with the Trustee, in trust, money or U.S. government obligations (or a combination thereof) sufficient to pay the principal of and any premium or interest on the notes of such series when due. In order to select either option, we must provide the Trustee with an opinion of counsel or a ruling from, or published by, the Internal Revenue Service, to the effect that holders of the notes of such series will not recognize gain or loss for Federal income tax purposes, as if we had not exercised either option. (Section 404)
      In the event we exercise our option under (2) above with respect to the notes of a particular series and the notes of such series are declared due and payable because of the occurrence of any event of default other than default with respect to such obligations, the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their stated maturity but may not be sufficient to pay amounts due on the notes of such series at the time of the acceleration resulting from such event of default. We would remain liable, however, for such amounts. (Sections 403 and 404)
Governing Law
      The Indenture will be governed by, and construed in accordance with, the laws of the State of New York.
Concerning the Trustee
      The Bank of New York, Trustee under the Indenture, is a member of the syndicate of lenders for our credit facility.
Resales of the New Notes
      The new notes are being offered to comply with our obligations under the registration rights agreement.
      Under existing interpretations of the Staff of the Commission, the new notes will in general be freely tradable after the completion of the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act. However, any participant in the exchange offer who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the new notes:

(1) will not be able to rely on the interpretations of the Staff;

(2) will not be entitled to participate in the exchange offer; and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless such sale or transfer is made pursuant to an exemption from such requirements.
      Each holder of old notes who wishes to exchange old notes for new notes pursuant to the exchange offer will be required to represent that:

(1) it is not our affiliate;

(2) the new notes to be received by it will be acquired in the ordinary course of its business; and

(3) at the time of the exchange offer, it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of old notes or new notes.
      In addition, in connection with any resales of new notes, any broker-dealer that acquired old notes for its own account as a result of market-making or other trading activities, who we refer to as exchanging broker-dealers, must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that exchanging broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes with this prospectus. Under the registration rights agreement, we are required for a period of one year after the expiration of the exchange offer, to allow exchanging broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use the prospectus contained in the this registration statement, as amended or supplemented, in connection with the resale of new notes. See “Plan of Distribution.”
BOOK-ENTRY; DELIVERY AND FORM
      Except as set forth below, new notes will be issued in registered global form in minimum denominations of $1,000. New notes will be issued at the settlement of the exchange offer only pursuant to valid tenders of old notes.
      The new notes initially will be represented by one or more notes in registered global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
      The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the Global Notes. Upon issuance, the new notes will be issued only in the form of one or more definitive global securities which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form, a Global Note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.
      Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note (“participants”) or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the new notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Notes.
      So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such Global Note for all purposes under the Indenture. Unless owners of beneficial interests in a Global Note have new notes represented by such Global Note registered in their names, they will not receive or be entitled to receive physical delivery of such new notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.
      Principal and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of Republic Services, the Trustee or any other agent of Republic Services or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.
      If DTC is at any time unwilling or unable to continue as depository for the new notes, and we fail to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934 (the “Exchange Act”) within 90 days, we will issue new notes in definitive form in exchange for the respective Global Notes. Any new notes issued in definitive form in exchange for the Global Notes will be registered in such name or names, and will be issued in denominations of $1,000 and integral multiples of $1,000 as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Notes.
      DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
      The following is a general discussion of the material U.S. federal income tax consequences and, in the case of a non-U.S. holder (as defined below), the material U.S. federal estate tax consequences, to beneficial owners of old notes whose old notes are tendered and accepted in the exchange offer. This summary is based on the U.S. federal income tax laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of old notes or to certain types of beneficial owners of old notes that may be subject to special tax rules (such as banks, tax-exempt entities, insurance companies, S corporations, dealers in securities or currencies, traders in securities electing to mark to market, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, beneficial owners that incurred indebtedness to purchase or carry the old notes, beneficial owners that hold the old notes or will hold the new notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or beneficial owners that have a “functional currency” other than the U.S. dollar). The discussion is limited to exchanging beneficial owners of old notes that have held the old notes, and will hold the new notes, as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Because the law with respect to certain U.S. federal income tax consequences of the exchange offer is uncertain and no ruling has been or will be requested from the Internal Revenue Service (the “Service”) on any U.S. federal income tax matter concerning the exchange offer, no assurances can be given that the Service or a court considering these issues will agree with the positions or conclusions discussed below.
      ALL BENEFICIAL OWNERS OF THE OLD NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE CONSEQUENCES TO THEM OF THE EXCHANGE, INCLUDING

THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.
Federal Income Tax Treatment of the Exchange of Old Notes for New Notes
      We believe that the exchange of old notes for new notes under the exchange offer will not be an exchange or otherwise a taxable event to any holder for United States federal income tax purposes. Accordingly, a holder will have the same adjusted issue price, adjusted basis, holding period, bond premium and market discount in the new notes as it had in the old notes immediately before the exchange.
U.S. Holders
      The discussion below applies to you only if you are a U.S. holder. A “U.S. holder” is a beneficial owner of old notes whose old notes are tendered and accepted in the exchange offer that is, for U.S. federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation (or other entity classified as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income, or (d) a trust if (i) a court within the United States can exercise primary supervision over its administration and one or more “United States persons” (as defined in the Code) have the authority to control all of the substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable regulations.
      Payments of Interest. Interest on an old note and interest on a new note received by a U.S. holder will be taxable to the U.S. holder as ordinary interest income in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.
      Amortizable Bond Premium. Unamortized bond premium which a U.S. holder may have on the old notes will carry over to the new notes received in exchange therefor. It may be possible for the U.S. holder to elect to amortize this premium using a constant yield method over the term of the new note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the new note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the beneficial owner’s prior interest inclusions on the new note, and finally as a carryforward allowable against the beneficial owner’s future interest inclusions on the new note. A U.S. holder must reduce its tax basis in such new note by the amount of the premium so amortized. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the Service. U.S. holders should consult their own tax advisors concerning the computation and amortization of any bond premium on their new notes.
      Market Discount. Accrued market discount on old notes not previously treated as ordinary income by a U.S. holder will carry over to the new notes received in exchange therefor. A U.S. holder will be required to treat any gain on the sale, exchange, retirement or other taxable disposition (collectively, a “disposition”) of a new note as ordinary income to the extent of the accrued market discount on the new note at the time of the disposition unless such market discount has been previously included in income by the U.S. holder pursuant to an election by the beneficial owner to include the market discount in income as it accrues (under either a ratable or constant yield method).
      Disposition of a New Note. In general, subject to the discussion above regarding market discount, a U.S. holder’s disposition of a new note will result in capital gain or loss equal to the difference between the amount realized (except to the extent such amount is attributable to accrued but unpaid interest on the new note, which amount will be taxable as ordinary interest income in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes) and the U.S. holder’s adjusted tax basis in such new note immediately before such disposition (which should reflect any market discount previously included in income). Capital gain or loss will be long-term capital gain or loss if at the time of the disposition the U.S. holder has held the new note for more than one year. Subject to limited exceptions, capital losses cannot be used to offset ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.
      Backup Withholding. Under the backup withholding rules, payments of interest and payments of proceeds from any disposition of a new note may be subject to backup withholding tax unless the U.S. holder (i) is a corporation or comes within certain other exempt categories and demonstrates that fact when required or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts deducted and withheld should generally be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, provided appropriate proof is provided under rules established by the Service. Moreover, certain penalties may be imposed by the Service on a U.S. holder that is required to supply information but that does not do so in the proper manner. U.S. holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders
      The following discussion applies to you if you are a beneficial owner of old notes whose old notes are exchanged for new notes and you are not a U.S. holder (as defined above) and also are not a partnership (or an entity or arrangement classified as a partnership for U.S. federal tax purposes) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways being present in the United States:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.
      Resident aliens are subject to United States federal income tax as if they were United States citizens.
      U.S. Federal Withholding Tax on the New Notes. Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your new notes under the “portfolio interest” exception of the Code, provided that in the case of interest:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury regulations thereunder;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code);

•	you are not a bank receiving interest described in section 881(c)(3)(A) of the Code;

•	such interest is not effectively connected with your conduct of a U.S. trade or business; and

•	you provide a signed written statement, on an Internal Revenue Service Form W-8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a “United States person” within the meaning of the Code and providing your name and address to:

(A) us or our paying agent; or

(B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your new notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.
      The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.
      If you cannot satisfy the requirements of the “portfolio interest” exception described above, payments of interest made to you will be subject to 30% United States federal withholding tax unless you provide us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8ECI (or other applicable form) stating that interest paid on your new notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.
      U.S. Federal Income Tax on the New Notes. Except for the possible application of U.S. federal withholding tax (see “U.S. Federal Withholding Tax on the New Notes” above) and backup withholding tax (see “Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of principal of and interest on your new notes, or on any gain or accrued interest realized from the sale, redemption, retirement at maturity or other disposition of your new notes unless:

•	in the case of interest payments or disposition proceeds representing accrued interest, you cannot satisfy the requirements of the “portfolio interest” exception described above;

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your new notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien under the Code); or

•	the interest or gain is effectively connected with your conduct of a U.S. trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. “permanent establishment” maintained by you.
      If you are engaged in a trade or business in the U.S. and interest or gain in respect of your new notes is effectively connected with the conduct of your trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. “permanent establishment” maintained by you), the interest or gain generally will be subject to U.S. federal income tax on a net basis at the regular graduated rates and in the manner applicable to a U.S. holder (although the interest will be exempt from the withholding tax discussed in the preceding paragraphs if you provide a properly executed Internal Revenue Service W-8ECI (or other applicable form) on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence.
      U.S. Federal Estate Tax with respect to the New Notes. If you are an individual and are not a U.S. citizen or a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, your new notes generally will not be subject to the U.S. federal estate tax, unless, at the time of your death:

•	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury regulations thereunder; or

•	your interest in the new notes is effectively connected with your conduct of a U.S. trade or business.
      Backup Withholding and Information Reporting. Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “U.S. Federal Withholding Tax on the New Notes” above, and provided that neither we nor our paying agent has actual knowledge that you are a U.S. holder (as described in “U.S. Holders” above). However, we or our paying agent may be required to report to the Service and you payments of interest on the old notes and the new notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.
      The gross proceeds from the disposition of your old notes or new notes may be subject to information reporting and backup withholding tax currently at a rate of 28%. If you dispose of your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you dispose of your notes through a non-U.S. office of a broker that:

•	is a “United States person” (as defined in the Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a disposition of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.
      You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Service.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of one year after the expiration of the exchange offer to allow exchanging broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus, as amended or supplemented, in connection with any resale. In addition, all dealers effecting transactions in new notes may be required to deliver a prospectus.
      We will receive no proceeds from the sale of new notes by broker-dealers. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes.
      Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of the new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
      We have agreed that we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.
LEGAL MATTERS
      Certain legal matters with respect to the validity of the issuance of the new notes will be passed upon for us by Akerman Senterfitt, Miami, Florida. Akerman Senterfitt has relied upon the legal opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, with respect to certain matters of New York law. Some attorneys employed by Akerman Senterfitt own shares of our common stock.
EXPERTS
      The consolidated financial statements of Republic Services, Inc. appearing in Republic Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein), and Republic Services, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read these filings over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy documents at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.
INCORPORATION OF DOCUMENTS BY REFERENCE
      The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to other documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.
      We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

SEC Filing (File No. 001-14267)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2004
Portions of our Definitive Proxy Statement on Schedule 14A which are incorporated by reference into our Annual Report on Form 10-K	Filed April 1, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005
Current Report on Form 8-K, other than any information furnished pursuant to Item 2.02 or Item 12 of Form 8-K	January 31, 2005, February 8, 2005, February 15, 2005, February 22, 2005 and April 28, 2005
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than any information furnished pursuant to Item 2.02 of Form 8-K or as otherwise permitted by Commission rules and regulations
After the date of this prospectus
      You may request a copy of each of our filings, as well as any other document referred to in this prospectus, at no cost, by writing or telephoning us at the following address or telephone number:
Republic Services, Inc.
110 S.E. 6th Street
Fort Lauderdale, Florida 33301
Attention: Investor Relations
(954) 769-2400
      Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document. The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

Republic Services, Inc.
Exchange Offer for $275,674,000
6.086% Notes due 2035

PROSPECTUS
                                    , 2005

Exchange Agent:
The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, New York 10286

Part II
Information Not Required In Prospectus

Item 20.	Indemnification of Directors and Officers
      The Company’s Amended and Restated Certificate of Incorporation, as amended, provides that we shall indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was our director or officer, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Amended and Restated Bylaws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.
      Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.
      Pursuant to Section 102(b)(7) of the DGCL, the Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

Item 21.	Exhibits and Financial Statement Schedules
      The following is a list of all exhibits filed as part of this registration statement on Form S-4, including those incorporated by reference.

Exhibit
Number		Description of Exhibit

3.1	—	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1998).
3.2	—	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Republic Services, Inc. (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8, Registration No. 333-81801, filed with the Commission on June 29, 1999).
3.3	—	Amended and Restated Bylaws of Republic Services, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1998).
4.1	—	Republic Services, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-8, Registration No. 333-818081, filed with the Commission on June 29, 1999).

Exhibit
Number		Description of Exhibit

4.2	—	Long Term Credit Agreement dated July 3, 2002 among Republic Services, Inc., Bank of America N.A as Administrative Agent, and the several financial institutions party thereto (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).
4.3	—	Indenture dated May 24, 1999 by Republic Services, Inc. to The Bank of New York, as trustee (incorporated by reference on Exhibit 4.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).
4.4	—	6 5/8% Note due May 15, 2004 in the principal amount of $200,000,000 (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).
4.5	—	6 5/8% Note due May 15, 2004 in the principal amount of $25,000,000 (incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).
4.6	—	7 1/8% Note due May 15, 2009 in the principal amount of $200,000,000 (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).
4.7	—	7 1/8% Note due May 15, 2009 in the principal amount of $175,000,000 (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).
4.8	—	Indenture dated as of August 15, 2001 by Republic Services, Inc. to The Bank of New York, as trustee (incorporated by reference on Exhibit 4.1 of the Company’s Current Report on Form 8-K dated August 9, 2001).
4.9	—	First Supplemental Indenture, dated as of August 15, 2001 by Republic Services, Inc. to The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated August 9, 2001).
4.10	—	6 3/4% Senior Note due 2011, in the principal amount of $400,000,000 (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K dated August 9, 2001).
4.11	—	6 3/4% Senior Note due 2011, in the principal amount of $50,000,000 (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K dated August 9, 2001).
4.12	—	Second Supplemental Indenture, dated as of March 21, 2005 by Republic Services, Inc. to The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005).
4.13	—	6.086% Note due March 15, 2035 in the principal amount of $270,348,000 (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005).
4.14	—	6.086% Note due March 15, 2035 in the principal amount of $2,576,000 (incorporated by reference to Exhibit 4.3 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005).
4.15	—	6.086% Note due March 15, 2035 in the principal amount of $2,750,000 (incorporated by reference to Exhibit 4.4 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005).
4.16	—	Registration Rights Agreement dated as of March 21, 2005 among Republic Services, Inc., Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Allen & Company LLC (filed herewith).
5.1	—	Opinion of Akerman Senterfitt (filed herewith).
5.2	—	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP (filed herewith).
10.1	—	Separation and Distribution Agreement dated June 30, 1998 by and between Republic Services, Inc. and AutoNation, Inc. (then known as Republic Industries, Inc.) (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1998).

Exhibit
Number		Description of Exhibit

10.2	—	Tax Indemnification and Allocation Agreement dated June 30, 1998 by and between Republic Services, Inc. and AutoNation, Inc. (then known as Republic Industries, Inc.) (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1998).
10.3	—	Republic Services, Inc. 1998 Stock Incentive Plan (as amended and restated March 6, 2002) (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2002).*
10.4	—	Employment Agreement dated October 25, 2000 by and between James E. O’Connor and Republic Services, Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2000).*
10.5	—	Employment Agreement dated October 25, 2000 by and between Tod C. Holmes and Republic Services, Inc. (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2000).*
10.6	—	Employment Agreement dated October 25, 2000 by and between David A. Barclay and Republic Services, Inc. (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2000).*
10.7	—	Employment Agreement dated July 31, 2001 by and between Harris W. Hudson and Republic Services, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2000).*
10.8	—	Employment Agreement dated May 14, 2001 by and between Michael Cordesman, who became an executive officer in March 2002, and Republic Services, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000).*
12.1	—	Statement Regarding Computation of Ratio of Earnings to Fixed Charges (filed herewith).
21.1	—	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).
23.1	—	Consent of Ernst & Young LLP (filed herewith).
23.2	—	Consent of Akerman Senterfitt (included in Exhibit 5.1).
23.3	—	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.2).
24.1	—	Powers of Attorney (included as part of the signature page).
25.1	—	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as trustee of the 6.086% Notes due 2035 of the Company (filed herewith).
99.1	—	Form of Letter of Transmittal with respect to the Exchange Offer (filed herewith).
99.2	—	Letter to the Clients (filed herewith).
99.3	—	Letter to Depository Trust Company Participants (filed herewith).

*	Indicates a management contract or compensatory plan, contract or arrangement.

Item 22.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 31st day of May, 2005.

REPUBLIC SERVICES, INC.

By:	/s/ James E. O’Connor

James E. O’Connor
Chairman of the Board and
Chief Executive Officer
(principal executive officer)
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James E. O’Connor and Tod C. Holmes, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any Registration Statement (and any and all amendments thereto) related to this Registration Statement and filed pursuant to Rule 462(b) promulgated by the Securities and Exchange Commission, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James E. O’Connor James E. O’Connor	Chairman of the Board and Chief Executive Officer (principal executive officer)	May 31, 2005

/s/ Harris W. Hudson Harris W. Hudson	Vice Chairman and Director	May 31, 2005

/s/ Tod C. Holmes Tod C. Holmes	Senior Vice President and Chief Financial Officer (principal financial officer)	May 31, 2005

/s/ Charles F. Serianni Charles F. Serianni	Vice President and Chief Accounting Officer (principal accounting officer)	May 31, 2005

/s/ John W. Croghan John W. Croghan	Director	May 26, 2005

Signature	Title	Date

/s/ W. Lee Nutter W. Lee Nutter	Director	May 29, 2005

/s/ Ramon A. Rodriguez Ramon A. Rodriguez	Director	May 31, 2005

/s/ Allan C. Sorensen Allan C. Sorensen	Director	May 26, 2005

/s/ Michael W. Wickham Michael W. Wickham	Director	May 26, 2005